THE RBB FUND TRUST 485BPOS

Exhibit 99.(d)(71)

ADDENDUM NO. 2 TO INVESTMENT

ADVISORY AGREEMENT

THIS ADDENDUM (the “Addendum”) made as of October 14, 2026 is an addendum to the Investment Advisory Agreement (the “Agreement”) dated December 23, 2025, as appended July 2, 2026, by and between The RBB Fund Trust (the “Fund”) and Opal Capital LLC (the “Investment Adviser”).

WHEREAS, the Fund has appointed the Investment Adviser to act as investment adviser for each series of the Fund set forth on Exhibit A to the Agreement for the compensation set forth on Exhibit A to the Agreement; and

WHEREAS, the Fund has notified the Investment Adviser that it has established one new series, namely the Pathfinder Disciplined Midcap Equity ETF (the “Portfolio”), and that it desires to retain the Investment Adviser to act as investment adviser for the Portfolio, and the Investment Adviser has notified the Fund that it is willing to serve as investment adviser to the Portfolio as of the date of the effectiveness of the Post-Effective Amendment to the Fund’s Registration Statement on Form N-1A related to the Portfolio (the “Effective Date”).

NOW THEREFORE, the parties hereto, intending to be legally bound, hereby agree as follows:

1.	Exhibit A to the Agreement is hereby amended and restated in its entirety, as provided on Appendix 1 attached hereto, as of the Effective Date.

2.	The Agreement shall become effective with respect to the Portfolio as of the Effective Date and, unless sooner terminated as provided in the Agreement, shall continue with respect to the Portfolios until August 16, 2027. Thereafter, if not terminated, the Agreement shall continue with respect to a Portfolio for successive annual periods ending on August 16, provided such continuance is specifically approved at least annually (a) by the vote of a majority of those members of the Board of Directors of the Fund who are not parties to this Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval, and (b) by the Board of Directors of the Fund or by vote of a majority of the outstanding voting securities of the Portfolio; provided, however, that this Agreement may be terminated with respect to a Portfolio by the Fund at any time, without the payment of any penalty, by the Board of Directors of the Fund or by vote of a majority of the outstanding voting securities of the Portfolio, on 60 days’ prior written notice to the Investment Adviser, or by the Investment Adviser at any time, without payment of any penalty, on 60 days’ prior written notice to the Fund. The Agreement will immediately terminate in the event of its assignment.

3.	From and after the Effective Date, the term “Portfolios” as used in the Agreement shall be deemed to include the Portfolio. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement.

4.	Except to the extent supplemented hereby, the Agreement shall remain unchanged and in full force and effect.

5.	This Addendum may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Addendum as of the date and year first above written.

THE RBB FUND TRUST

By:	/s/ Steven Plump
Name:	Steven Plump
Title:	President

OPAL CAPITAL LLC

By:	/s/ Austin Graff
Name:	Austin Graff
Title:	Chief Investment Officer

APPENDIX 1

EXHIBIT A

TO THE

INVESTMENT ADVISORY AGREEMENT

Portfolio	Effective Date of Investment Advisory Services	Annual Rate
Pathfinder Focused Opportunities ETF	December 23, 2025	0.59%
Pathfinder Disciplined US Equity ETF	December 23, 2025	0.59%
Polen Dividend Income ETF	July 2, 2026	0.65%
Polen International Dividend Income ETF	July 2, 2026	0.75%
Pathfinder Disciplined Midcap Equity ETF	October 14, 2026	0.65%